5 1 NASD 0001106321 kz*gyk4n Director Internet Security Systems, Inc. 0001053148 58-
2362189 12/31/02 5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP [ ] Check box if no longer subject to Section 16.
Form 4 or
Form 5 obligations may continue. [ ] Form 3 Holdings Reported [ ] Form 4 Transactions
Reported 1. Name and Address of Reporting Person(s) O'Connor,
Kevin 1050 Cold Springs
Road Santa Barbara, CA 93108 2. Issuer Name and Ticker or Trading
Symbol Internet
Security Systems, Inc. (ISSX) 3. I.R.S. Identification Number
of Reporting Person, if an entity
(Voluntary) 4. Statement for Month/Year 12/02 5. If Amendment,
Date of Original
(Month/Year) 6. Relationship of Reporting Person(s) to Issuer
(Check all applicable) [X]
Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other
(specify below) BOD 7.
Individual or Joint/Group Filing (Check Applicable Line) [X] Form
filed by One Reporting
Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securitites Acquired, Disposed of,
or Beneficially Owned
(Columns 1,3 and 7 through 11) 1)Title of Derivative
3)Trans- 7)Title and Amount 8)Price 9)Number of 10) 11)Nature of
Security action of
Underlying of Deri- Derivative Indirect Date Securities vative
Securities D Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I -
Title Shares End of Year  Non-Qualified Stock Option 05/29/02 Common Stock
10,000
10,000 D Direct (right to buy) (1) Explanation of Responses: (1)
The annual option grant vests
upon the completion of one year of Board service.
Table I Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned 1)Title of Security 2)Trans- 3.Trans- 4.Securities
Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D)
Securities Indirect Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year)
Code Amount D Price
End of Year I
Table II (PART 1) Derivative Securitites Acquired, Disposed of, or Beneficially Owned
(Columns 1 through 6) 1)Title of Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and
Security or Exercise action
action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of (D)
Derivative Security Code A D Exercisable Expiration
Non-Qualified Stock Option $16.1000 05/29/02 (1) A 10,000 05/29/03
05/28/12 (right to
buy)

SIGNATURE OF REPORTING PERSON /S/ By: Sean Bowen P-O-A For: Kevin O'Connor DATE 02/10/03